UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEUROLOGIX, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64125U109

(CUSIP Number)

Palisade Private Partnership, L.P.
One Bridge Plaza
Suite 695
Fort Lee, NJ 07024
(800) 330-9966

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 64125U109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Palisade Private Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.15%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D

CUSIP No. 64125U109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Palisade Private Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.15%
14	TYPE OF REPORTING PERSON HC

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D

CUSIP No. 64125U109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Palisade Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.15%
14	TYPE OF REPORTING PERSON IA

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D

CUSIP No. 64125U109	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Dennison T. Veru
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,801,890 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,801,890 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,801,890 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.15%
14	TYPE OF REPORTING PERSON IA

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D

CUSIP No. 64125U109	Page 6 of 8 Pages

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission by Palisade Private Partnership, L.P., a Delaware limited partnership (“Palisade”), on February 20, 2004, as amended by Amendment No. 1 filed on May 17, 2006 (“Amendment No. 1”).  This Amendment amends Amendment No. 1 as follows:

Item 2.  Identity and Background.

Item 2 is hereby amended, in its entirety, as follows:

Palisade, a Delaware limited partnership, Palisade Private Holdings, LLC, a Delaware limited liability company (“Holdings”), and Palisade Capital Management, L.L.C., a New Jersey limited liability company (“PCM”), have their business addresses and principal executive offices at One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024.  The principal business of Palisade is as an investment limited partnership.  The principal business of Holdings is to serve as the general partner of Palisade.  The principal business of PCM is as an investment manager.

Dennison T. Veru is the managing member of Palisade and a principal of PCM and Holdings.  His business address is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024.  Mr. Veru’s principal occupation is as an investment advisor with PCM.  Mr. Veru is a United States citizen.

Palisade, Holdings, PCM and Mr. Veru have never been convicted in any criminal proceeding, nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

Reference to the number of shares purchased by Palisade shall be corrected to read as 6,801,890.

CUSIP No. 64125U109	Page 7 of 8 Pages

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended as follows:

Reference to the number of shares acquired by Palisade shall be corrected to read as 6,801,890.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

References to the number of shares beneficially owned by, and the percentage of beneficial ownership of, Palisade shall be corrected to read as 6,801,890 and 20.44%, respectively.

Item 7.  Material to Be Filed As Exhibits.

99.1         Joint Filing Agreement*

*Filed herewith.

CUSIP No. 64125U109	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2008

PALISADE PRIVATE PARTNERSHIP, L.P
By: Palisade Private Holdings, LLC, General Partner

/s/ Dennison T. Veru
Dennison T. Veru, Authorized Person

PALISADE PRIVATE HOLDINGS, LLC

/s/ Dennison T. Veru
Dennison T. Veru, Authorized Person

PALISADE CAPITAL MANAGEMENT, L.L.C.

/s/ Dennison T. Veru
Dennison T. Veru, Managing Member

/s/ Dennison T. Veru
Dennison T. Veru